

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2018

Steven C. Quay
Chairman, Chief Executive Officer and President
Atossa Genetics Inc.
107 Spring Street
Seattle, Washington 98104

Re: Atossa Genetics Inc.
Registration Statement on Form S-1
Filed June 4, 2018
File No. 333-225424

Dear Mr. Quay:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abigail Jacobs at 202-551-2909 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Ryan A. Murr